AUDITED FINANCIAL STATEMENTS

OF

WETHRIVV, LLC

AS OF DECEMBER 31, 2023



BRICKSTONE & ASSOCIATES, LLC
43335 CHOCKBERY COURT SUITE 110
ASHBURN VA 21047
TELEPHONE (202) 445-6440

WETHRIVV, LLC

TABLE OF CONTENTS	Page

INDEPENDENT AUDITOR'S REPORT

To the Members and Management
WETHRIVV, LLC

We have audited the financial statements of WETHRIVV, LLC., ("WETHRIVV") which comprise the balance sheet as of December 31, 2023, and the related statements of income, changes in shareholders' equity and cash flows for the fiscal years then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of WETHRIVV as of December 31, 2023, and the results of its operations and its cash flows for the fiscal years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statement has been prepared under the assumption that the company will continue as a going concern. However, as mentioned in Note 2 to the financial statements, the company has incurred losses since its inception, raising substantial doubt about its ability to continue operating. Management's assessment of the situation and their plans to address these concerns are also detailed in Note 2. The financial statement does not include any adjustments that might be necessary if the company is unable to continue as a going concern. Our conclusion remains unmodified regarding this matter.

Basis for our Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of WETHRIVV and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error. In preparing the financial statements, management is responsible for assessing WETHRIVV's ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Auditor's Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decision of users made on the basis of these financial statements. As part of our audit in accordance with GAAS, we exercise professional judgement and maintain professional skepticism through the audit. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identified during our audit.,

Brickstone & Associates, LLC CPA

June 5, 2024
VA 134338

WETHRIVV, LLC.
BALANCE SHEET

ASSETS

CURRENT ASSETS		DEC 2023		DEC 2022
Cash in Bank	$	214,328	$	285,879
Accounts Receivable		25,049		-
Check on hand		8,387		3,302
Inventory		159,288		57,917
Total Current Assets		407,052		347,098
TOTAL ASSETS	$	407,052	$	347,098

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES				
Accounts Payable	$	129,950	$	67,019
Credit Cards		33,170		15,203
Total Current Liabilities		163,120		82,222
LONG-TERM LIABILITIES				
Total Long-term Liabilities		-		26,350
TOTAL LIABILITIES		163,120		108,572
MEMBERS' EQUITY				
Members Contribution		321		321
Investment		1,689,203		596,332
Retained Earnings		(434,718)		(51,414)
Net Income		(1,010,874)		(306,713)
Total Members' Equity		243,932		238,526
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	407,052	$	347,098

See independent auditor’s report and notes to financial statements.

WETHRIVV, LLC

STATEMENT OF OPERATIONS

	DEC 2023	DEC 2022
Sales	$ 936,671	$ 496,362
Refund	(12,294)	(7,727)
Freight/Service Income	10,988	4,738
Other Income	10,054	2,659
Total Sales	945,419	496,032
Cost of Goods Sold:		
Material	111,594	51,363
Freight	102,631	61,306
Less: Cost of Goods Sold	$ 214,225	$ 112,669
Gross Profit	$ 731,194	$ 383,363
Operating Expenses		
Research and Development	28,363	6,403
Professional and outside services	152,616	43,714
Consulting Fees	478,367	212,556
Advertising and marketing	703,285	299,883
Platform Fees	79,228	15,633
General and administrative expenses	300,209	111,887
Total Operating Expenses	1,742,068	690,076
Net Income	$ (1,010,874)	$ (306,713)

See independent auditor's report and notes to financial statements.

WETHRIVV, LLC.
STATEMENT OF MEMBERS' EQUITY
AS OF DECEMBER 31, 2023

| | Wethriw Members' Contribution | | Accumulated | |
	Units	Amount	Deficit	Total
Balances at January 1, 2023	596,332 $	552,371 $	(313,845) $	238,526
Units in Exchange for Service Class C	337,722	367,539	-	367,539
Units issued Categories A & B	1,741,034	648,741	-	648,741
Net Loss	-	-	(1,010,874)	(1,010,874)
Balance at December 31, 2023	2,675,088 $	1,568,651 $	(1,324,719) $	243,932

See independent auditor's report and notes to financial statements.

WETHRIVV, LLC.
STATEMENTS OF CASH FLOW

	DEC 2023	DEC 2022
Cash flows from operating activities:		
Net loss	(1,010,874)	(306,713)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	-	-
Units in exchange for services	367,539	-
Accounts Receivable	25,049	-
Cash on hand	5,085	3,302
Inventory	101,371	57,488
Accounts Payable	(62,931)	(67,019)
Credit Cards	(17,967)	(15,203)
Net cash used in operating activities	$ (592,728)	$ (328,145)
Cash flows from investing activities:		
Investments	-	(72,272)
Net cash flows provided by (used in) investing activities	$ -	$ (72,272)
Proceeds from equity investment	521,177	596,332
Net cash flows provided by financing activities:	$ 521,177	$ 596,332
Net change in cash	(71,551)	195,915
Cash, Beginning of period	285,879	89,964
Cash, Ending of period	$ 214,328	$ 285,879

See independent auditor's report and notes to financial statements.

WETHRIVV, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organizational History

WeThrivv is a pioneering aesthetics and anti-aging company dedicated to developing and commercializing innovative, science-driven products for hair loss and skin care. With a focus on addressing unmet needs in the multi-billion-dollar global market, WeThrivv has successfully launched multiple groundbreaking products since 2022, including the drug-free, clinically-proven Revivv topical hair serum and the patent-pending Maskād hydrogel masks for superior post-procedure care.

Led by a team of experienced professionals and supported by a world-class advisory board, WeThrivv is poised for rapid growth and market disruption with the upcoming launch of Juvasonic. This revolutionary transdermal delivery system enables painless, needle-free application of active ingredients. Having achieved impressive financial results and secured significant investor interest, WeThrivv is well-positioned to become a global leader in aesthetics and anti-aging, delivering transformative solutions that empower people to look and feel their best.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). In the opinion of management, such financial information includes all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the Company's financial position and the operating results and cash flows.

Cash Equivalents

All highly liquid investments with an original maturity of 90 days or less from the date of purchase, including money market mutual funds, short-term time deposits, and certain government agency and corporate obligations, are classified as cash and cash equivalents. The Company cash equivalents of $214,328 and $285,879 on December 31, 2023, and 2022, respectively.

Property and Equipment

Equipment is carried at cost. Repairs or improvements that extend the useful life of assets are capitalized. Other costs are expensed as incurred. Depreciation is computed on a straight-line method over the useful life of the equipment.

Unit-based Compensation (Sweat Equity)

The Company records unit-based compensation in accordance with ASC 718, *Compensation—Stock Compensation* ("ASC 718"). All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued and are recognized over the employees required service period, which is generally the vesting period. The Company recognizes forfeitures as they occur. As of December 31, 2023, the company has allowed unit base category C units in lieu of services for 337,722 valued at $367,539.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, *Income Taxes ("ASC 740").* Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that is included in the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has been subject to income tax examinations by major taxing authorities since 2015.

Research & Development

Research and development expenses are comprised primarily of costs incurred in performing research and development activities for continued development of the Company products. Such costs to date have consisted of contract services. The Company expense all research and development costs as incurred.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates made in connection with the accompanying financial statements include the valuation allowances against net deferred tax assets and accounting for convertible debt.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements.

In December of 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*, establishes incremental disaggregation of income tax disclosures pertaining to the effective tax rate reconciliation and income taxes paid. This standard is effective for fiscal years beginning after December 15, 2024, and requires prospective application with the option to apply it retrospectively. Early adoption is permitted. The company is currently evaluating the potential impact of adopting this standard on our disclosures.

In October 2021, the FASB issued ASU No. 2021-07, *Stock Compensation* (Topic 718) Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards, which allows a nonpublic entity to determine the current price input of a share option using the "reasonable application of a reasonable valuation method," which is determined as of the award's measurement date, taking into consideration certain factors. The Company took advantage of the guidance, relying primarily on "Recent arm's-length transactions involving the sale or transfer of the entity's stock or equity interests" when valuing options and warrants.

On August 5, 2020, the FASB issued Accounting Standards Update (ASU) 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40*, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity. The ASU's amendments are effective for public business entities that are not smaller reporting companies for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The guidance may be early adopted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company has determined that the adoption of this guidance has no impact on its financial statements.

In February 2020, the FASB issued ASU 2020-02, *Financial Instruments-Credit Losses* (Topic 326) and *Leases* (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, *Leases* (Topic 842), which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments became effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The adoption of this guidance did not have a material impact on our financial statements and related disclosures.

In February 2016, FASB issued Accounting Standards Update (ASU) No. 2016-02, *Leases* (Topic 842). The objective of this ASU is to increase transparency and comparability in financial reporting by requiring balance sheet recognition of leases and note disclosure of certain information about lease arrangements. This ASU codifies FASB Accounting Standards Codification (ASC) 842, *Leases*, and makes conforming amendments to other FASB ASC topics. FASB ASU No. 2016-02 was subsequently amended. The Company has not yet adopted this guidance.

Recently Adopted Accounting Pronouncements

There were no recently adopted accounting pronouncements that had a material effect on the Company's financial statements.

NOTE 2 – GOING CONCERN AND MANAGEMENT'S LIQUIDITY PLANS

As of December 31, 2023, the Company had a working capital of $243,932. During the year ended December 31, 2023, the Company incurred a net loss of $1,010,874 and used cash in operating activities of ($592,728). As of December 31, 2023, the Company had cash of $214,328. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company recognizes it will need to raise additional capital in order to fund operations and meet its payment obligations. There is no assurance that additional financing will be available when needed or that management will be able to obtain financing on terms acceptable to the Company and whether the Company will generate revenues, become profitable and generate positive operating cash flow. If the Company is unable to raise sufficient additional funds on favorable terms, it will have to develop and implement a plan to further extend payables and to raise capital through the issuance of debt or equity on less favorable terms until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

Accordingly, the accompanying financial statements have been prepared in conformity with GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily represent realizable or settlement values. The audited financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – RELATED PARTY TRANSACTIONS

Parties, which can be corporations or individuals, are considered to be related if they have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence. As of December 31, 2023, there were no related party liabilities.

NOTE 4 – MEMBERS CONTRIBUTIONS

We currently have 2,675,088 units of capital contributions, consisting of category A units of of 1,535,649, category B units of 801,717 and category C units of 337,722. Company has the authority to accept more members in the future.

Units Categories	No. of Shares	Value
Unit A	1,535,649	$1,421,616
Unit B	801,717	$742,184
Unit C	337,722	$312,644
Total	2,675,088	$2,476,443

Units Subscriptions

During the twelve months ended December 31, 2023, we received cash of approximately $2,476,443 for subscriptions for WeThrivv's units from accredited investors.

NOTE 5 –SUBSEQUENT EVENTS

In early April 2024 we commenced a Regulation CF crowdfunding offering for up to $5,000,000 through issuance of the Company's common stock at a value to be decided in future.